SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


(Mark One)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from _______  to  _______


                          Commission file number 1-82


                       PHELPS DODGE EMPLOYEE SAVINGS PLAN


                            PHELPS DODGE CORPORATION


                            2600 NORTH CENTRAL AVENUE
                           PHOENIX, ARIZONA 85004-3089

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.


                                      PHELPS DODGE EMPLOYEE SAVINGS PLAN



Date:___________                      By: /s/ David L. Pulatie
                                          -------------------------------------
                                          David L. Pulatie, Chairman
                                          Benefits Administration Committee

PHELPS DODGE EMPLOYEE SAVINGS PLAN
INDEX
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                                            PAGE
                                                                            ----

Report of Independent Accountants                                              1

Statements of Net Assets Available for Benefits                                2

Statement of Changes in Net Assets Available for Benefits                      3

Notes to Financial Statements                                                  4

Supplemental Information:*

     I.   Schedule of Assets (Held at End of Year)                            12

     II.  Schedule of Reportable Transactions                                 27

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Benefits Administration Committee and Participants of the Phelps Dodge Employee Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Phelps Dodge Employee Savings Plan at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Benefits Administration Committee (the Committee); our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Committee, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Committee. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

Phoenix, Arizona
June 21, 2001

PHELPS DODGE EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------
(IN THOUSANDS)

                                                          2000            1999
                                                        --------        --------
ASSETS
Investments (see Note 3)                                $353,462        $400,893
Receivables:
    Employer contributions                                   197             282
    Participant contributions                                 --             358
                                                        --------        --------
Net assets available for benefits                       $353,659        $401,533
                                                        ========        ========


   The accompanying notes are an integral part of these financial statements.

PHELPS DODGE EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2000
--------------------------------------------------------------------------------
(IN THOUSANDS)

Additions to (deductions from):
  Additions to (deductions from) net assets attributed to:
    Investment income (loss):
      Net depreciation in fair value of investments (see Note 3)      $ (44,392)
      Interest and dividends                                             17,789
                                                                      ---------
                                                                        (26,603)
                                                                      ---------
    Contributions:
      Employer contributions                                              5,331
      Participant contributions                                          18,759
                                                                      ---------
                                                                         24,090
                                                                      ---------
        Total additions (deductions), net                                (2,513)
                                                                      ---------
Deductions:
  Deductions from net assets attributed to:
    Distributions to participants and beneficiaries                      45,361
                                                                      ---------
        Total deductions                                                 45,361
                                                                      ---------

Decrease in net assets                                                  (47,874)
Net assets available for benefits at December 31, 1999                  401,533
                                                                      ---------
Net assets available for benefits at December 31, 2000                $ 353,659
                                                                      =========

   The accompanying notes are an integral part of these financial statements.

PHELPS DODGE EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

1.   DESCRIPTION OF PLAN

     GENERAL

     The Phelps Dodge Corporation  Savings and Deferred Profit Sharing Plan (the
     Plan), a defined contribution plan, was established by Phelps Dodge Corporation (the Corporation) effective January 1, 1953, for the benefit of eligible salaried employees (the Participants). Hourly employees became eligible for the savings feature of the Plan on April 1, 1989. Subsequently, the Plan name was changed to Phelps Dodge Employee Savings Plan.

     The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA). A brief description of the Plan is included in the following paragraphs. Participants should refer to the Plan document for a complete description of Plan provisions.

     ADMINISTRATION

     The Plan is sponsored by the Corporation and administered by the Benefits Administration Committee (the Committee) composed of seven employees of the Corporation who are appointed by the Corporation's Board of Directors.

     Plan assets are held by a trust (the Trust) administered by UMB Bank, n.a. (the Trustee) and J.P. Morgan/American Century Retirement Plan Services (the Recordkeeper) serves as the Recordkeeper of the Trust.

     Fees and expenses of the Trust, other than brokerage commissions and taxes paid in connection with security transactions, and other expenses relating to the administration of the Plan were paid by the Corporation.

     INVESTMENT OPTIONS

     The Plan has a combination of participant and self-directed funds. The Trust is comprised of the following participant directed investments at December 31, 2000:

     Interest Income Fund - common/collective fund investing in high quality government and corporate bonds, stable value and guaranteed investment contracts and money market instruments.

PHELPS DODGE EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

1.   DESCRIPTION OF PLAN (CONTINUED)

     Income and Growth Fund - mutual fund investing in stocks of large-sized companies whose stock is expected to have a higher expected dividend yield and higher overall return potential than the S&P 500 Index.

     Equity Growth Fund - mutual fund investing in common stocks that fund management believes will have higher overall return potential than the S&P 500 Index.

     Enhanced Index Fund - mutual fund investing in approximately 350 large U.S. companies whose stock is expected to provide a higher total return potential than the S&P 500 Index.

     U.S. Small Company Fund - mutual fund investing in stocks of small-sized companies and seeks to outperform the Russell 2000 Index.

     EuroPacific Growth Fund - mutual fund investing in stocks of non-U.S. companies which appear to offer above average growth potential and whose objective is to provide long-term growth of capital.

     Conservative   Investment  Portfolio  Fund  -  asset  allocation  portfolio composed of 60 percent of the Interest Income Fund and a 40 percent mix of the plan's mutual funds to provide a conservative investment return.

     Moderate Investment Portfolio Fund - asset allocation portfolio composed of a 60 percent mix of the plan's mutual funds and 40 percent of the Interest Income Fund to provide a moderate investment return.

     Aggressive Investment Portfolio Fund - asset allocation portfolio composed of an 80 percent mix of the plan's mutual funds and 20 percent of the Interest Income Fund to provide an aggressive investment return.

     Phelps Dodge Common Stock Fund - invests only in common stock of the Corporation.

     The following account allows for participants to self-direct these funds:

     Schwab Personal Choice Retirement Fund - enables participants to transfer funds from the above accounts to a wide range of investments, which includes mutual funds, over the counter stocks, short-term cash instruments and other investment options offered by Schwab.

     In addition, certain participants hold assets in the Occidental Petroleum Common Stock Fund as a result of the transfer of assets from the Columbian Chemicals Company plan. Participant loans are held in a separate Loan Fund.

PHELPS DODGE EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

1.   DESCRIPTION OF PLAN (CONTINUED)

     CONTRIBUTIONS

     A profit sharing contribution made for certain salaried and Phelps Dodge Mercantile hourly employee participants by the Corporation (the Company Profit Sharing Contribution) is limited to the lesser of: 8 percent of consolidated net income of the Corporation; 7 1/2 percent of the aggregate eligible base pay of Participants; or the percentage of the total eligible pay that would have been allocated to employees who were Participants in the Plan and eligible for profit sharing on December 31, 1996, determined under the terms of the Plan on that date. The Company Profit Sharing Contribution can be made only to the extent that it does not reduce consolidated net income below $0.50 per common share for such year after provision for payment of preferred and preference share dividends. The Company did not make a profit sharing contribution in 2000.

     Participants are eligible to make pretax contributions (Pretax Contributions), subject to certain limitations, equal to 1 percent to 15 percent of their base pay. Pretax Contributions are eligible for a matching contribution from the Corporation (Company Matching Contribution) equal to 50 percent of the first 5 percent of the base pay deferred. Participants are eligible to make contributions to the Plan after three months of service; however, these contributions are not eligible for Company Matching Contribution until after one year of service. All contributions are invested in one or more of the investment funds available within the Plan as elected by participants. Participants are fully vested in their total account balance.

     DISTRIBUTIONS

     Participants' interests in the Trust become distributable upon severance of their service with the Corporation or to their beneficiaries in the event of their death or upon attaining age 59 1/2. The distribution may be a single lump sum or a series of substantially equal annual, quarterly or monthly cash installments beginning no earlier than age 55 and continuing over a period not to exceed 10 years, at the election of the Participant or beneficiary. Cash distributions are based upon the underlying closing price of the funds, except for Phelps Dodge Common Stock or Occidental Petroleum Stock which are based upon the actual price at which the stock is liquidated in the market three days prior to the time of distribution. Distributions of the Phelps Dodge Common Stock Fund and Occidental Petroleum Common Stock Fund may be made in shares.

     Participants may withdraw their after-tax contributions and earnings thereon at any time. The Plan also provides, with certain limitations, for hardship withdrawals of employee Pretax, Company Matching and Company Profit Sharing Contributions; however, earnings on any of these contributions are ineligible for hardship withdrawal. Hardship withdrawals are not granted unless other financial resources are not reasonably available, including after-tax savings or a loan from the Plan. All withdrawals and distributions are made in accordance with procedures outlined in the Plan document.

PHELPS DODGE EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

1.   DESCRIPTION OF PLAN (CONTINUED)

     LOANS

     Participants may borrow amounts as provided in the Plan. Loans are repayable over a maximum of 5 years with the exception of loans for the purchase of a primary residence which may extend to 15 years. The minimum loan is $1,000 and the maximum loan is an amount equal to $50,000 minus the Participant's highest outstanding loan balance during the past 12 months, limited to 50 percent of the Participant's vested account balance. Loans bear the prime interest rate as quoted in the Wall Street Journal plus 2 percent as of the first of each month. The prime rate at December 31, 2000 was 9.50 percent. Loans are repaid by payroll deduction and interest is credited to Participant accounts. Loans are secured by the Participant's previous contributions to the Plan.

     PLAN TERMINATION

     The Plan may be amended or terminated at any time by the Corporation. No such action may cause any portion of the Trust to revert to the Corporation or to be used or diverted for any purpose other than for the exclusive benefit of Participants or their beneficiaries.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of Plan income and expenses during the reporting period. Actual results could differ from those estimates.

     INVESTMENT VALUATION AND INCOME RECOGNITION

     Plan investments, other than Guaranteed Investment Contracts (GICs), are presented at fair value. The fair values of common stock, registered investment companies and common/collective fund shares are based upon the closing market price on the valuation date. The GICs are recorded at contract value. Contract value is based upon the GICs respective face values plus accrued interest on the valuation date. Participant loans are valued at cost, which approximates fair value.

PHELPS DODGE EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Security transactions are recorded on a trade date basis. Expenses paid by the Plan in connection with such transactions include brokerage commissions and taxes which are included in the cost of securities purchased and deducted from the proceeds of securities sold. The net appreciation (depreciation) in the fair value of the Plan's investments consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments. Dividend income is recognized on the ex-dividend date. Interest income is recognized as earned. Employer and participant contributions are recognized on the accrual basis.

     PAYMENT OF BENEFITS

     Benefits are recorded when paid. Benefit obligations for persons who have withdrawn from participation in the Plan are not recorded as liabilities in the accompanying financial statements. There were no benefit obligations outstanding at December 31, 2000 and December 31, 1999.

     NEW ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No.
     133). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

     SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has not yet been able to determine the impact of SFAS No. 133 on the Plan financial statements as a result of the inconsistency in accounting literature between SFAS No. 133, requiring derivatives to be measured at fair value, and the AICPA Audit and Accounting Guide on "Audits of Employee Benefit Plans" and Statement of Position 94-4, "Reporting of Contribution Pension Plans," requiring benefit responsive investment contracts (including synthetic GICs) to be measured at contract value. Until this discrepancy is resolved, management is unable to determine the impact that SFAS 133 will have on the Plan financial statements. The carrying value of those instruments is $60,272,703 at December 31, 2000. Refer to Note 4 for further discussion of GICs.

     The actual impact on the Plan's net assets available for plan benefits of adopting SFAS No. 133 will be made based on the derivative positions and hedging relationships at the date of adoption.

PHELPS DODGE EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

3.   INVESTMENTS

     The following table presents the current value of investments that represent 5 percent or more of the Plan's net assets at December 31:

                                                           2000           1999
                                                          -------       -------
                                                              (in thousands)
           J.P. Morgan Interest Income Fund               $47,371       $54,659
           American Century Income & Growth Fund           47,870        60,945
           American Century Equity Growth Fund             63,564        78,343
           J.P. Morgan Enhanced Index Fund                 26,694        34,384
           Moderate Investment Portfolio Fund              21,464        24,422
           Aggressive Investment Portfolio Fund            27,658        29,362
           Schwab Personal Choice Retirement Fund          19,771        22,192
           Phelps Dodge Corporation Common Stock           49,817        44,943
           Participant Loans                               19,142        19,372

     During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

                                                                    FOR THE
                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                                      2000
                                                                 --------------
                                                                 (in thousands)

           Registered investment companies                          $(30,908)
           Common stock                                               (8,483)
           Common/collective funds                                    (5,001)
                                                                    --------
                                                                    $(44,392)
                                                                    --------

PHELPS DODGE EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

4.   INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

     During 2000, the Interest Income Fund had investments in benefit responsive synthetic investment contracts. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administration expenses. Contract value represents contributions made under the contract, plus earnings, less participant withdraws and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. These contracts are included in the financial statements at contract value.

     There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 6.44% and 6.25% for 2000 and 1999, respectively. The crediting interest rate is based on a formula agreed upon by the issuers. Such interest rates are reviewed on a quarterly basis for resetting.

5.   RELATED PARTY TRANSACTIONS

     The Trustee invests in the Corporation's common stock in accordance with the provisions of the Plan. The following is a summary of transactions in the Corporation's common stock:

                                                           FOR THE YEAR ENDED
                                                               DECEMBER 31,
                                                        -----------------------
                                                          2000            1999
                                                        -------         -------
                                                             (in thousands)
           Cost of shares purchased                     $25,309         $15,145
           Number of shares purchased                       543             277

           Proceeds from shares sold                    $14,717         $12,927
           Number of shares sold                            295             239

           Value of shares distributed                  $ 1,262         $ 1,258
           Number of shares distributed                      23              23

     Certain Plan investments are shares of Registered Investment Companies and Common/ Collective Trusts managed by American Century Investments and J.P. Morgan Investment Management. J.P. Morgan/American Century Retirement Plan Services, an affiliate, is the Recordkeeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

PHELPS DODGE EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

6.   TAX STATUS

     The Plan received a determination letter from the Internal Revenue Service dated January 21, 2000, which stated that the Plan met the requirements of
     Section 401(a) of the Internal Revenue Code and that the earnings of the Trust are exempt from taxation under Section 501(a) of the Code.

7.   SUBSEQUENT EVENT

     Effective January 1, 2001, the assets of the Cyprus Amax Minerals Company Savings Plan and Trust, a defined contribution plan sponsored by the Corporation, were merged into the Plan.

PHELPS DODGE EMPLOYEE SAVINGS PLAN                      SUPPLEMENTAL INFORMATION
SCHEDULE OF ASSETS (HELD AT END OF YEAR)                              SCHEDULE I
DECEMBER 31, 2000
--------------------------------------------------------------------------------

                                                             DESCRIPTION OF INVESTMENT INCLUDING
                                                               MATURITY DATE, RATE OF INTEREST,
     IDENTITY OF ISSUE, BORROWER,                           COLLATERAL, PAR OR MATURITY VALUE, OR
       LESSOR OR SIMILAR PARTY                                        NUMBER OF SHARES               COST **        CURRENT VALUE
       -----------------------                                        ----------------               -------        -------------
     CASH AND SHORT-TERM INVESTMENTS
     Cash                                                                  --                                       $      11,223
     Key Bank, 7.20%  Certificate Of Deposit  Due 5/31/01              30,000                                              30,000
     Schwab Money Market Fund                                       1,589,981                                           1,589,981
*    UMB Scout Prime                                                   55,795                                              55,795
     U.S. Treasury Note 6.50% Due 2/28/02                              10,000                                              10,119
     U.S. Treasury Note 5.625% Due 2/28/01                            189,911                                             189,911
                                                                                                                    -------------
               TOTAL CASH AND SHORT-TERM INVESTMENTS                                                                    1,887,029

     COMMON/COLLECTIVE FUNDS:
*    J.P. Morgan Enhanced Index Fund                                1,787,013 shares                                   40,919,403
*    J.P. Morgan Liquidity Fund                                     5,467,830 shares                                    5,926,775
*    J.P. Morgan Public Bond Fund                                   3,096,650 shares                                   44,374,996
*    J.P. Morgan Corporate Private Placement Fund                     218,306 shares                                    2,257,285
*    J.P. Morgan Mortgage Private Placement Fund                      745,512 shares                                   11,846,194
*    J.P. Morgan High Yield Opportunity Fund                           52,632 shares                                      575,792
*    J.P. Morgan Emerging Markets Opportunity Fund                     56,162 shares                                      599,808
                                                                                                                    -------------
               TOTAL COMMON/COLLECTIVE FUNDS                                                                          106,500,253

     CORPORATE DEBT:
     General Electric Capital 6.52% Med Term Note 10/8/02               2,000                                               2,020
                                                                                                                    -------------
               TOTAL CORPORATE DEBT                                                                                         2,020

     COMMON STOCKS:
     1/10 Berkshire Hathaway Class A                                       10 shares                                       71,000
     1st Miracle Group Inc                                          1,400,000 shares                                        7,140
     3Com Corp                                                            694 shares                                        5,899
     7 Eleven Inc                                                          10 shares                                           88
     A C L N Ltd                                                          125 shares                                        2,922
     A D C Telecommunication                                              625 shares                                       11,328
     A M B I Incorporated                                                 300 shares                                          225
     A M Communications Inc                                             2,000 shares                                          540
     A M F Bowling Inc                                                    800 shares                                           54
     A T & T Corporation                                                2,815 shares                                       48,737
     A T & T Wireless                                                     500 shares                                        8,656
     Aastrom Biosciences Inc                                              580 shares                                          508
     Accelerated Networks Inc                                             500 shares                                        1,391
     Access Power Inc                                                     250 shares                                           23
     Ace Comm Corporation                                                 100 shares                                          231
     Adept Technology Inc                                                 300 shares                                        4,350
     Advanced Digital Information Corporation                             100 shares                                        2,300
     Advanced Micro Devices                                             2,642 shares                                       36,493
     Advanced Viral Research                                            1,300 shares                                          423
     Albertsons Incorporated                                              202 shares                                        5,341
     Alcoa Inc                                                            600 shares                                       20,100

PHELPS DODGE EMPLOYEE SAVINGS PLAN                      SUPPLEMENTAL INFORMATION
SCHEDULE OF ASSETS (HELD AT END OF YEAR)                              SCHEDULE I
DECEMBER 31, 2000
--------------------------------------------------------------------------------

                                                             DESCRIPTION OF INVESTMENT INCLUDING
                                                               MATURITY DATE, RATE OF INTEREST,
     IDENTITY OF ISSUE, BORROWER,                           COLLATERAL, PAR OR MATURITY VALUE, OR
       LESSOR OR SIMILAR PARTY                                        NUMBER OF SHARES               COST **        CURRENT VALUE
       -----------------------                                        ----------------               -------        -------------
     COMMON STOCKS: (CONTINUED)
     Allaire Corporation                                                   34 shares                                  $       171
     Amazon.com Inc                                                       531 shares                                        8,264
     America West Holdings Corporation Class B                            141 shares                                        1,807
     America Online Inc                                                   877 shares                                       30,520
     American Home Products Corporation                                   200 shares                                       12,710
     Ameripath Inc                                                        500 shares                                       12,500
     Ameritrade Holding Corporation Class A                                20 shares                                          140
     Amern Aircarriers Supprt                                             320 shares                                            5
     Amgen Incorporated                                                   800 shares                                       51,150
     Amkor Technology Inc                                                  50 shares                                          776
     Anadarko Petroleum Corporation                                        25 shares                                        1,777
     Anadigics Inc                                                        100 shares                                        1,638
     Analog Devices Inc                                                   462 shares                                       23,649
     Applebees Intl Inc                                                    10 shares                                          316
     Applied Digital Solution                                             500 shares                                          344
     Applied Materials Inc                                                826 shares                                       31,543
     Applied Micro Circuits                                               322 shares                                       24,165
     Applied Science & Tech                                               200 shares                                        2,400
     Arch Wireless Inc                                                    176 shares                                          110
     At Home Corporation Class A                                        1,800 shares                                        9,956
     Atmel Corporation                                                  1,450 shares                                       16,856
     Audiovox Corporation Class A                                         150 shares                                        1,350
     Avaya Inc                                                            434 shares                                        4,476
     Avici System Inc                                                     639 shares                                       15,735
     Axia Group Inc                                                       500 shares                                          203
     B M C Software Inc                                                   250 shares                                        3,500
     Bank of America Corporation                                           50 shares                                        2,294
     Bank One Corporation                                                  79 shares                                        2,908
     Be Free Inc                                                          400 shares                                          875
     Bea Systems Inc                                                      100 shares                                        6,731
     Benguet Corporation Class B                                        1,000 shares                                           31
     Berkshire Hathaway Class B                                             7 shares                                       16,478
     Bethlehem Steel Corporation                                          600 shares                                        1,050
     Bico Inc                                                          10,000 shares                                          490
     Bindview Development Corporation                                     200 shares                                        1,881
     Biogen Inc                                                           400 shares                                       24,025
     Biomerica Inc                                                        100 shares                                           41
     Biopure Corporation Class A                                           25 shares                                          500
     Boeing Corporation                                                   102 shares                                        6,747
     Bombardier Inc Cv Class B                                            200 shares                                        3,090
     Boston Biomedica Inc                                                  15 shares                                           24
     Briggs & Stratton Corporation                                         83 shares                                        3,675
     Brinker Intl Inc                                                     300 shares                                       12,675
     Broadcom Corporation Class A                                         228 shares                                       19,152

PHELPS DODGE EMPLOYEE SAVINGS PLAN                      SUPPLEMENTAL INFORMATION
SCHEDULE OF ASSETS (HELD AT END OF YEAR)                              SCHEDULE I
DECEMBER 31, 2000
--------------------------------------------------------------------------------

                                                             DESCRIPTION OF INVESTMENT INCLUDING
                                                               MATURITY DATE, RATE OF INTEREST,
     IDENTITY OF ISSUE, BORROWER,                           COLLATERAL, PAR OR MATURITY VALUE, OR
       LESSOR OR SIMILAR PARTY                                        NUMBER OF SHARES               COST **        CURRENT VALUE
       -----------------------                                        ----------------               -------        -------------
     COMMON STOCKS: (CONTINUED)
     Broadvision Inc                                                      670 shares                                 $      7,914
     Buy.Com                                                              954 shares                                          626
     C & D Technologies Inc                                                30 shares                                        1,296
     C B R L Group Inc                                                    551 shares                                       10,015
     C M G I Inc                                                          561 shares                                        3,138
     C S K Auto Corporation                                               200 shares                                          775
     C T S Corporation                                                    100 shares                                        3,655
     C V S Corporation Del                                                100 shares                                        5,994
     Cable Design Tech Corporation                                        750 shares                                       12,609
     Caldera Systems                                                      350 shares                                          678
     Calico Commerce Inc                                                1,000 shares                                          969
     Caliper Technologies Cp                                               30 shares                                        1,410
     Calpine Corporation                                                   74 shares                                        3,335
     Carbon Energy Corporation                                            500 shares                                        3,375
     Cardstakes.Com                                                        84 shares                                            -
     Carrizo Oil & Gas Inc                                                200 shares                                        1,825
     Catalyst Semiconductor Inc                                        10,000 shares                                       38,750
     Caterpillar Inc                                                       89 shares                                        4,214
     Cellnet Data Systems                                               1,000 shares                                            -
     Cendant Corporation                                                2,050 shares                                       19,731
     Charter Communications                                               370 shares                                        8,394
     Check Point Software Tech F                                           20 shares                                        2,671
     Checkfree Corporation New                                             10 shares                                          425
     Chesapeake Energy Corporation                                        100 shares                                        1,013
     Chinadotcom Corporation Class A                                      500 shares                                        2,250
     Ciena Corporation                                                    267 shares                                       21,694
     Circuit City Stores Inc-Circuit City Group                           200 shares                                        2,300
     Cis.Com Inc                                                          999 shares                                            4
     Cisco Systems Inc                                                  8,924 shares                                      341,319
     Citigroup Inc                                                        259 shares                                       13,225
     Citrix Systems Inc                                                 1,000 shares                                       22,500
     Clear Channel Communications, Inc                                     25 shares                                        1,211
     Coca Cola Company                                                  1,010 shares                                       61,549
     Coherent Inc                                                          50 shares                                        1,625
     Comcast Corporation Special Class A Non Voting Shares                200 shares                                        8,350
     Commerce One Inc                                                     135 shares                                        3,417
     Commun Intelligence                                                1,000 shares                                        1,031
     Compaq Computer Corporation                                          852 shares                                       12,825
     Concord E F S Inc                                                    200 shares                                        8,788
     Concur Technologies Inc                                            5,680 shares                                        6,301
     Conductus Inc                                                         50 shares                                          263
     Conexant Systems Inc                                                 298 shares                                        4,582
     Conoco Inc Class A                                                   105 shares                                        2,992
     Convergent Group Corporation                                       1,000 shares                                        7,875

PHELPS DODGE EMPLOYEE SAVINGS PLAN                      SUPPLEMENTAL INFORMATION
SCHEDULE OF ASSETS (HELD AT END OF YEAR)                              SCHEDULE I
DECEMBER 31, 2000
--------------------------------------------------------------------------------

                                                             DESCRIPTION OF INVESTMENT INCLUDING
                                                               MATURITY DATE, RATE OF INTEREST,
     IDENTITY OF ISSUE, BORROWER,                           COLLATERAL, PAR OR MATURITY VALUE, OR
       LESSOR OR SIMILAR PARTY                                        NUMBER OF SHARES               COST **        CURRENT VALUE
       -----------------------                                        ----------------               -------        -------------
     COMMON STOCKS: (CONTINUED)
     Corel Corporation                                                    200 shares                                  $       319
     Corgenix Medical Corporation                                         585 shares                                           53
     Corning Inc                                                          343 shares                                       18,115
     Critical Path Inc                                                     50 shares                                        1,538
     Crossroads Systems Inc                                             1,000 shares                                        4,688
     Cyber-Care Inc                                                        50 shares                                          106
     Cypress Semiconductor                                                200 shares                                        3,938
     Cytogenix Inc                                                      2,000 shares                                          250
     D C G R Intl Holdings                                                 20 shares                                           10
     D C H Technology Inc                                                 675 shares                                          970
     D R Horton Corporation                                                 1  share                                            6
     Datalink.Net Inc                                                   1,000 shares                                        2,125
     Dell Computer Corporation                                          2,549 shares                                       44,448
     Delphi Automotive System                                             323 shares                                        3,634
     Detour Magazine Inc                                                1,000 shares                                          260
     Devon Energy Corporation                                              60 shares                                        3,658
     Dicom Imaging Systems Inc                                          9,000 shares                                        2,813
     Digital Island Inc                                                   220 shares                                          894
     Direct Focus Inc                                                      60 shares                                        2,014
     Disney, Walt Holding Company                                         330 shares                                        9,549
     Dollar General Corporation                                         2,537 shares                                       47,886
     Drkoop.Com Inc                                                       280 shares                                           61
     Du Pont E I De Nemour & Company                                      203 shares                                        9,797
     Duke Energy Corporation                                              200 shares                                       17,050
     Dynacq Intl Inc                                                      100 shares                                        1,019
     Dynasil Corporation America                                        2,000 shares                                        2,500
     Dynegy Inc Class A                                                   100 shares                                        5,606
     E Digital Corporation                                              1,000 shares                                        1,688
     E M C Corporation                                                    448 shares                                       29,792
     E.Spire Communications Inc                                        17,500 shares                                        8,750
     Earthlink Inc                                                      1,000 shares                                        5,031
     Eastman Kodak Company                                                 72 shares                                        2,827
     Ebay Inc                                                             300 shares                                        9,900
     Echelon Corporation                                                  300 shares                                        4,819
     EchoStar Communications Corporation                                  100 shares                                        2,275
     Egghead.Com Inc                                                       50 shares                                           30
     El Paso Energy Corporation                                           200 shares                                       14,325
     Elcom Intl Inc                                                       500 shares                                          688
     Emulex Corporation                                                   732 shares                                       58,514
     Endwave Corporation                                                  100 shares                                          313
     Enron Corporation                                                    690 shares                                       57,383
     Environmental Tech Corporation                                     2,000 shares                                        1,563
     Ericsson Tel Adr B New Class B                                     1,700 shares                                       19,019
     Eshare Communications Inc                                         26,300 shares                                       32,875

PHELPS DODGE EMPLOYEE SAVINGS PLAN                      SUPPLEMENTAL INFORMATION
SCHEDULE OF ASSETS (HELD AT END OF YEAR)                              SCHEDULE I
DECEMBER 31, 2000
--------------------------------------------------------------------------------

                                                             DESCRIPTION OF INVESTMENT INCLUDING
                                                               MATURITY DATE, RATE OF INTEREST,
     IDENTITY OF ISSUE, BORROWER,                           COLLATERAL, PAR OR MATURITY VALUE, OR
       LESSOR OR SIMILAR PARTY                                        NUMBER OF SHARES               COST **        CURRENT VALUE
       -----------------------                                        ----------------               -------        -------------
     COMMON STOCKS: (CONTINUED)
     Etoys Inc                                                            500 shares                                  $        94
     E-Trade Group Inc                                                    310 shares                                        2,286
     Evolve One Inc                                                     2,000 shares                                           63
     Evolving Systems Inc                                              11,600 shares                                       25,013
     Exodus Commun Inc                                                    400 shares                                        8,000
     Exult Inc                                                            200 shares                                        2,650
     Exxon Mobil Corporation                                              100 shares                                        8,694
     Family Dollar Stores Inc                                           1,000 shares                                       21,438
     Famous Fixins Inc                                                    400 shares                                            6
     Federal-Mogul Corporation                                            300 shares                                          695
     Fedex Corporation                                                     40 shares                                        1,598
     Finova Group Inc                                                   1,507 shares                                        1,413
     First Entmt Holding Corporation                                   12,500 shares                                          195
     Firstar Corporation                                                   30 shares                                          698
     Flextronics Intl Ltd                                                 400 shares                                       11,400
     Fogdog Inc                                                         1,400 shares                                          744
     Ford Motor Company                                                   427 shares                                       10,009
     Forestindustry.Com Inc                                             2,000 shares                                          625
     Foundry Networks Inc                                                 100 shares                                        1,500
     Freedom Golf Corporation                                           3,000 shares                                          300
     Freemarkets Inc                                                       40 shares                                          760
     Freeport McMoRan Copper & Gold Class B                               400 shares                                        3,425
     Fuelcell Energy Inc                                                  176 shares                                       12,067
     Fundtech Ltd                                                       3,000 shares                                       53,625
     Fusion Medical Tech                                                  600 shares                                        2,400
     Gadzoox Networks Inc                                               2,000 shares                                        4,188
     Galtech Semiconductor Material                                       700 shares                                          294
     Gap Inc                                                              691 shares                                       17,612
     General Cable Cp De                                                5,500 shares                                       24,406
     General Chem Group Inc                                             2,000 shares                                        2,000
     General Electric Company                                           2,660 shares                                      127,518
     General Magic Inc                                                    180 shares                                          253
     General Motors Corporation                                            72 shares                                        3,674
     Giant Inds Inc                                                     5,400 shares                                       39,488
     Gilat Communications Ltd                                             100 shares                                          200
     Global Crossing Ltd                                                3,500 shares                                       50,094
     Global Games Corporation                                           1,300 shares                                           13
     Global Telesystems Inc                                               300 shares                                          244
     Globalstar Telecom                                                16,989 shares                                       15,397
     Goldman Sachs Group Inc                                              101 shares                                       10,789
     Gulf Canada Res Ltd                                                  110 shares                                          557
     H Power Corporation                                                  100 shares                                          769
     H&Q Ipo & Emerging Company Fund                                      243 shares                                        1,749
     Harley Davidson Inc                                                  207 shares                                        8,228

PHELPS DODGE EMPLOYEE SAVINGS PLAN                      SUPPLEMENTAL INFORMATION
SCHEDULE OF ASSETS (HELD AT END OF YEAR)                              SCHEDULE I
DECEMBER 31, 2000
--------------------------------------------------------------------------------

                                                             DESCRIPTION OF INVESTMENT INCLUDING
                                                               MATURITY DATE, RATE OF INTEREST,
     IDENTITY OF ISSUE, BORROWER,                           COLLATERAL, PAR OR MATURITY VALUE, OR
       LESSOR OR SIMILAR PARTY                                        NUMBER OF SHARES               COST **        CURRENT VALUE
       -----------------------                                        ----------------               -------        -------------
     COMMON STOCKS: (CONTINUED)
     Harmony Gold Mining                                                  100 shares                                  $       469
     Harnischfeger Industrial Inc                                     131,989 shares                                        7,919
     Harrah's Entmt Inc                                                    20 shares                                          528
     Hathaway Corporation Inc                                           3,000 shares                                        9,000
     Heilig-Meyers Company                                                100 shares                                            3
     Hewlett-Packard Company                                              900 shares                                       28,406
     Home Depot Inc                                                     1,007 shares                                       46,026
     Home Fing. Ctrs. Inc                                                  40 shares                                           18
     Homebase Inc                                                       1,000 shares                                        1,000
     Hoovers Inc                                                          100 shares                                          238
     Hope Bay Gold Inc                                                 10,000 shares                                        1,977
     Hydrogiene Corporation                                             3,000 shares                                           75
     Hypercom Corporation                                                 354 shares                                        1,106
     Hytek Micro Systems Inc                                            3,000 shares                                       13,875
     I 2 Technologies Inc                                                 262 shares                                       14,246
     I C O S Corporation                                                   50 shares                                        2,597
     I3 Mobil Inc                                                       3,000 shares                                       12,000
     Iexalt Inc                                                           100 shares                                           18
     iGo Corporation                                                      265 shares                                          480
     Imclone Systems Inc                                                   40 shares                                        1,760
     Immulabs Corporation                                                   4 shares                                            5
     Indl Rubber Products                                               5,000 shares                                        3,438
     Indo Pacific Energy Ltd                                              550 shares                                           34
     Infonet Services Corporation                                       1,052 shares                                        5,260
     Infospace Inc                                                      1,000 shares                                        8,844
     Inktomi Corporation                                                  100 shares                                        1,788
     Intel Corporation                                                  5,550 shares                                      166,839
     Internet Business's Intl                                             600 shares                                           51
     Interphase Corporation                                               200 shares                                        1,763
     Inter-Tel Inc                                                        100 shares                                          769
     Interwoven Inc                                                       440 shares                                       29,013
     Intl Business Machines                                               220 shares                                       18,717
     Intl Fibercom Inc                                                    200 shares                                          988
     Intl Uranium Corporation                                          20,000 shares                                        3,400
     Intuit Inc                                                            50 shares                                        1,972
     Inverness Medical Tech                                               100 shares                                        3,894
     Iomega Corporation                                                 1,000 shares                                        3,370
     Itronics Inc                                                         500 shares                                          145
     Ivax Corporation                                                      30 shares                                        1,149
     ixl Enterprises Inc                                                5,023 shares                                        5,023
     Jabil Circuit Inc                                                    536 shares                                       13,601
     Jawz Inc                                                           1,500 shares                                          703
     JDS Uniphase Corporation                                           1,691 shares                                       70,494
     Johnson & Johnson                                                    101 shares                                       10,575

PHELPS DODGE EMPLOYEE SAVINGS PLAN                      SUPPLEMENTAL INFORMATION
SCHEDULE OF ASSETS (HELD AT END OF YEAR)                              SCHEDULE I
DECEMBER 31, 2000
--------------------------------------------------------------------------------

                                                             DESCRIPTION OF INVESTMENT INCLUDING
                                                               MATURITY DATE, RATE OF INTEREST,
     IDENTITY OF ISSUE, BORROWER,                           COLLATERAL, PAR OR MATURITY VALUE, OR
       LESSOR OR SIMILAR PARTY                                        NUMBER OF SHARES               COST **        CURRENT VALUE
       -----------------------                                        ----------------               -------        -------------
     COMMON STOCKS: (CONTINUED)
     Juniper Networks Inc                                                  54 shares                                 $      6,807
     Juno Online Services Inc                                             450 shares                                          295
     Justwebit.Com Inc                                                  2,000 shares                                          140
     K L A Tencor Corporation                                             100 shares                                        3,369
     K Mart Corporation                                                 9,227 shares                                       49,018
     Kana Communications Inc                                              200 shares                                        2,300
     Kanakaris Wireless                                                 2,205 shares                                          441
     Keebler Foods                                                      1,500 shares                                       62,156
     Keithley Instruments Inc                                           1,350 shares                                       58,134
     Kemet Corporation                                                    125 shares                                        1,891
     Key Production Co                                                     26 shares                                          873
     Kismet Energy Corporation                                          1,000 shares                                           15
     Knight Trading Group                                                  30 shares                                          418
     Kon Philips Electric                                                 597 shares                                       21,641
     Kopin Corporation                                                    100 shares                                        1,106
     Korea Thrunet Ltd Class A                                            820 shares                                        1,948
     Kulicke & Soffa Inds. Inc                                            200 shares                                        2,250
     Learn2.Com Inc                                                     1,000 shares                                          406
     Level 3 Communications                                               200 shares                                        6,563
     Liberty Satellite & Tech Class A                                     550 shares                                        1,736
     Linear Technology Corporation                                        100 shares                                        4,632
     Loch Harris Inc                                                    4,500 shares                                          315
     London Pacific Grp Adr                                                80 shares                                          605
     Loral Space & Communications Ltd                                     350 shares                                        1,116
     Lowes Companies Inc                                                   50 shares                                        2,225
     LSI Logic Corporation                                              1,013 shares                                       17,312
     Lucent Technologies Inc                                            8,547 shares                                      115,379
     M K S Instruments Inc                                              1,000 shares                                       15,500
     M R V Communications Inc                                           2,000 shares                                       26,750
     Manhattan Associates Inc                                              35 shares                                        1,492
     Manpower Inc                                                          20 shares                                          760
     MapInfo Corporation                                                   31 shares                                        1,465
     Mattson Technology                                                 1,000 shares                                       10,313
     Maxim Pharmaceuticals                                              1,000 shares                                        6,375
     Maxtor Corporation                                                   545 shares                                        3,049
     McKesson HBOC Inc                                                    200 shares                                        7,178
     Measurement Specialties                                              500 shares                                        9,750
     MedCom Usa Inc                                                     2,000 shares                                        1,188
     Medialink Worldwide Inc                                              110 shares                                          481
     Medquist Inc                                                          35 shares                                          560
     Mercator Software Inc                                              2,000 shares                                       10,750
     Merck & Co Inc                                                       300 shares                                       28,088
     Meritage Corporation                                                 100 shares                                        3,700
     META Group Inc                                                       100 shares                                          650

PHELPS DODGE EMPLOYEE SAVINGS PLAN                      SUPPLEMENTAL INFORMATION
SCHEDULE OF ASSETS (HELD AT END OF YEAR)                              SCHEDULE I
DECEMBER 31, 2000
--------------------------------------------------------------------------------

                                                             DESCRIPTION OF INVESTMENT INCLUDING
                                                               MATURITY DATE, RATE OF INTEREST,
     IDENTITY OF ISSUE, BORROWER,                           COLLATERAL, PAR OR MATURITY VALUE, OR
       LESSOR OR SIMILAR PARTY                                        NUMBER OF SHARES               COST **        CURRENT VALUE
       -----------------------                                        ----------------               -------        -------------
     COMMON STOCKS: (CONTINUED)
     Microage Inc                                                         487 shares                                  $        15
     Microsoft Corporation                                              2,320 shares                                      100,630
     Microstrategy Inc Class A                                            200 shares                                        1,900
     Mikasa Inc                                                            89 shares                                        1,452
     Minnesota Mining & Manufacturing                                     112 shares                                       13,496
     Mobile Mini Inc                                                      400 shares                                        9,200
     Motorola Incorporated                                              2,701 shares                                       54,685
     Musicmaker.Com Inc                                                   111 shares                                          347
     Myturn.Com Inc                                                    10,000 shares                                        9,375
     N C S Healthcare Class A                                           3,940 shares                                          394
     Nanopierce Technologies                                            1,000 shares                                          813
     National Semiconductor Corporation                                   100 shares                                        2,013
     Netergy Networks Inc                                                  14 shares                                           26
     Netlojix Communs Inc                                               1,000 shares                                          156
     Network Appliance Inc                                                288 shares                                       18,486
     Netzero Inc                                                          858 shares                                          751
     New Horizon Kids Quest                                               200 shares                                          113
     New Tel Ltd                                                           15 shares                                           48
     Newell Rubbermaid Inc                                                347 shares                                        7,891
     Newport Corporation                                                  174 shares                                       13,678
     Nexell Therapeutics                                                  212 shares                                          643
     Nextel Communications                                                200 shares                                        4,950
     Nokia Corporation Spon Adr                                         2,842 shares                                      123,627
     Nortel Networks Corporation                                          302 shares                                        9,683
     o2wireless Solutions Inc                                           1,404 shares                                       13,075
     Office Depot Inc                                                     100 shares                                          713
     Omnisky Corporation                                                  300 shares                                        2,494
     Onvia.Com Inc                                                      1,004 shares                                          847
     Optical Communications Products Inc                                  200 shares                                        2,250
     Oracle Corporation                                                 3,372 shares                                       97,999
     Owens Corning                                                      2,150 shares                                        1,747
     Oxy Corporation                                                    6,252 shares                                      151,627
     P G & E Corporation                                                    2 shares                                           31
     P M C Sierra Inc                                                     202 shares                                       15,882
     Pacific Century Cyberworks                                           300 shares                                          180
     Palm Inc                                                             375 shares                                       10,617
     Parametric Technology Corporation                                    920 shares                                       12,363
     Paravant Inc                                                         370 shares                                          740
     Parts.Com Inc                                                        610 shares                                          285
     Patina Oil & Gas Corporation                                         100 shares                                        2,402
     Penney J C Co Inc                                                    200 shares                                        2,175
     Pepsico Incorporated                                                 200 shares                                        9,927
     Petro Geo Svcs A/S                                                   100 shares                                        1,331
     Pets.Com                                                             140 shares                                           13

PHELPS DODGE EMPLOYEE SAVINGS PLAN                      SUPPLEMENTAL INFORMATION
SCHEDULE OF ASSETS (HELD AT END OF YEAR)                              SCHEDULE I
DECEMBER 31, 2000
--------------------------------------------------------------------------------

                                                             DESCRIPTION OF INVESTMENT INCLUDING
                                                               MATURITY DATE, RATE OF INTEREST,
     IDENTITY OF ISSUE, BORROWER,                           COLLATERAL, PAR OR MATURITY VALUE, OR
       LESSOR OR SIMILAR PARTY                                        NUMBER OF SHARES               COST **        CURRENT VALUE
       -----------------------                                        ----------------               -------        -------------
     COMMON STOCKS: (CONTINUED)
     Pfizer Incorporated                                                1,666 shares                                $      76,656
     Pharmacia Corporation                                                 23 shares                                        1,403
     Pharmos Corporation                                                  600 shares                                          956
     Philip Morris Companies Inc                                        3,600 shares                                      158,400
     Pilgrim International Small Cap Growth Fund Class A                  105 shares                                        3,273
     Pinnacle Business Mgmt                                           250,427 shares                                       10,017
     Plug Power Inc                                                       100 shares                                        1,469
     Portal Software Inc                                                  450 shares                                        3,530
     Power-One Inc                                                         40 shares                                        1,573
     Presstek Inc                                                         400 shares                                        4,200
     Priceline.Com Inc                                                  1,400 shares                                        1,838
     Prima Energy Co                                                      105 shares                                        3,675
     Primelink Sys Inc                                                    100 shares                                          375
     Procter & Gamble Co                                                  308 shares                                       24,185
     PSINet Inc                                                           988 shares                                          710
     Puma Technology Inc                                                  350 shares                                        1,455
     Qlogic Corporation                                                   220 shares                                       16,940
     Quaker Oats Co                                                        50 shares                                        4,869
     Qualcomm Inc                                                       1,534 shares                                      126,076
     Quentra Networks Inc                                                 700 shares                                           23
     Quintus Corporation                                                  400 shares                                            -
     Quokka Sports Inc                                                     50 shares                                           28
     Qwest Communications Intl Inc                                        242 shares                                        9,922
     Rambus Inc                                                           257 shares                                        9,284
     Ramtron Intl Corporation                                              60 shares                                          263
     Rayovac Corporation                                                  900 shares                                       12,769
     Razorfish Inc Class A                                                 90 shares                                          146
     Recordlab Corporation                                                450 shares                                            -
     Redhat Inc                                                         1,050 shares                                        6,563
     Reliv International Inc                                              250 shares                                          313
     Rhythms Netconnections                                             1,000 shares                                        1,125
     Rite Aid Corporation                                              16,888 shares                                       40,109
     Rockford Corporation                                                  20 shares                                          100
     Rosetta Inpharmactics Inc                                            500 shares                                        8,000
     S B C Communications Inc                                             367 shares                                       17,521
     S C I Systems Inc                                                    100 shares                                        2,638
     S D L Inc                                                            257 shares                                       38,084
     Safeguard Scientific Inc                                             800 shares                                        5,300
     Salton Inc                                                           300 shares                                        6,206
     Sandisk Corporation                                                  350 shares                                        9,713
     Sanmina Corporation                                                  100 shares                                        7,663
     Sara Lee Corporation                                                   1 shares                                           13
     Scientific Atlanta Inc                                               645 shares                                       21,015
     Sento Corporation                                                    200 shares                                          538

PHELPS DODGE EMPLOYEE SAVINGS PLAN                      SUPPLEMENTAL INFORMATION
SCHEDULE OF ASSETS (HELD AT END OF YEAR)                              SCHEDULE I
DECEMBER 31, 2000
--------------------------------------------------------------------------------

                                                             DESCRIPTION OF INVESTMENT INCLUDING
                                                               MATURITY DATE, RATE OF INTEREST,
     IDENTITY OF ISSUE, BORROWER,                           COLLATERAL, PAR OR MATURITY VALUE, OR
       LESSOR OR SIMILAR PARTY                                        NUMBER OF SHARES               COST **        CURRENT VALUE
       -----------------------                                        ----------------               -------        -------------
     COMMON STOCKS: (CONTINUED)
     Service Corporation Intl                                             335 shares                                  $       586
     Shaman Pharmaceutcls                                              58,001 shares                                        1,972
     Siebel Systems Inc                                                   236 shares                                       15,960
     Sierracities.Com Inc                                                 130 shares                                          325
     Silicon Storage Tech                                                 300 shares                                        3,544
     Siskon Gold Corporation                                            3,000 shares                                           12
     Skymall Inc                                                        2,185 shares                                        2,458
     Solectron Corporation                                                540 shares                                       18,306
     Southwall Technologies                                               462 shares                                        1,328
     Southwest Airlines Company                                           200 shares                                        6,716
     Spatializer Audio Laboratories Inc                                 1,000 shares                                          230
     Spectrum Control Inc                                               1,500 shares                                       15,094
     Sports Authority Inc                                               6,000 shares                                        7,125
     Sprint FON Group                                                     603 shares                                       12,250
     Sprint PCS Group                                                     500 shares                                       10,219
     Stage Stores Inc                                                   5,400 shares                                           84
     Stamford Intl Inc                                                  1,800 shares                                        3,825
     Starnet Communs Intl Inc                                          24,000 shares                                       10,080
     Stillwater Mining Corporation                                        500 shares                                       19,675
     Stratos Lightwave Inc                                                500 shares                                        8,531
     Styling Technology Corporation                                       130 shares                                           24
     Sun Healthcare Group Inc                                           1,500 shares                                           45
     Sun Microsystems Inc                                               2,451 shares                                       68,322
     Sungard Data Systems Inc                                              68 shares                                        3,205
     Superconductor Tech                                                   25 shares                                           91
     Sycamore Networks Inc                                                509 shares                                       18,960
     Synergy Brands Inc                                                33,400 shares                                       19,833
     Synopsys Inc                                                         200 shares                                        9,488
     T C S I Corporation                                                  200 shares                                          275
     Take-Two Interactive Software Inc                                    100 shares                                        1,150
     Talk Visual Corporation                                           22,000 shares                                        2,552
     Target Corporation                                                   801 shares                                       25,843
     TD Waterhouse Group                                                  700 shares                                        9,275
     Tellabs Inc                                                        1,800 shares                                      101,700
     Telynx Inc                                                         1,000 shares                                           29
     Texas Instruments Inc                                                825 shares                                       39,088
     THCG Inc                                                              60 shares                                           41
     The Charles Schwab Corporation                                       870 shares                                       24,688
     Three-Five Systems Inc                                               250 shares                                        4,500
     TNPC Inc                                                               5 shares                                           49
     Tollgrade Communications Inc                                         545 shares                                       19,893
     Tommy Hilfiger Corporation                                           160 shares                                        1,570
     Trans Orient Pete Ltd                                              1,000 shares                                           67

PHELPS DODGE EMPLOYEE SAVINGS PLAN                      SUPPLEMENTAL INFORMATION
SCHEDULE OF ASSETS (HELD AT END OF YEAR)                              SCHEDULE I
DECEMBER 31, 2000
--------------------------------------------------------------------------------

                                                             DESCRIPTION OF INVESTMENT INCLUDING
                                                               MATURITY DATE, RATE OF INTEREST,
     IDENTITY OF ISSUE, BORROWER,                           COLLATERAL, PAR OR MATURITY VALUE, OR
       LESSOR OR SIMILAR PARTY                                        NUMBER OF SHARES               COST **        CURRENT VALUE
       -----------------------                                        ----------------               -------        -------------
     COMMON STOCKS: (CONTINUED)
     Transocean Sedco Forex                                               200 shares                                 $      9,200
     Travelocity.Com Inc                                                   11 shares                                          133
     Trident Microsystems                                               4,000 shares                                       18,000
     Trimble Navigation Ltd                                               460 shares                                       11,040
     Triton Network Systems                                             2,000 shares                                        6,250
     Turnstone Systems Inc                                              1,000 shares                                        7,438
     Tyco Intl Ltd                                                         70 shares                                        3,885
     U R S Corporation                                                    100 shares                                        1,469
     Union Planters Corporation                                           103 shares                                        3,689
     Unisource Energy Corporation                                         151 shares                                        2,837
     United Parcel Service Class B                                        263 shares                                       15,470
     Uslab.Com Inc                                                        230 shares                                            -
     Utilicorp United Inc                                                 300 shares                                        9,300
     V D C Communications Inc                                           1,000 shares                                           31
     V I S X Inc Delaware                                                 108 shares                                        1,127
     VA Linux Systems Inc                                                  51 shares                                          414
     Vasomedical Inc                                                      250 shares                                          547
     Vast Solutions Inc Class B1                                           46 shares                                            -
     Vast Solutions Inc Class B2                                           46 shares                                            -
     Vast Solutions Inc Class B3                                           46 shares                                            -
     Ventro Corporation                                                 4,100 shares                                        4,100
     Venture Catalyst Inc                                               2,000 shares                                        2,188
     Verisign Inc                                                          85 shares                                        6,306
     Viragen Inc                                                        3,000 shares                                        3,938
     Virata Corporation                                                    50 shares                                          544
     Vishay Intertechnology                                               400 shares                                        6,050
     Vista Gold Corporation                                             2,000 shares                                           94
     Vitesse Semiconductor Corporation                                  1,000 shares                                       55,313
     Vitria Technology Inc                                             11,500 shares                                       89,125
     Vivendi Universal                                                     16 shares                                        1,045
     Vixel Corporation                                                     50 shares                                           94
     Walgreen Company                                                     101 shares                                        4,225
     Wal-Mart Stores Inc                                                3,004 shares                                      159,563
     Wamex Holdings Inc                                                   160 shares                                            3
     Wave Systems Corporation Class A                                   4,650 shares                                       20,925
     Wavo Corporation                                                   2,100 shares                                           76
     Webb Interactive Services                                          1,100 shares                                        1,856
     Webvan Group Inc                                                   1,000 shares                                          469
     Western Wireless Corporation  Class A                                200 shares                                        7,838
     Williams Companies                                                   300 shares                                       11,981
     Wilson Greatbatch Tech                                                50 shares                                        1,413
     Wind River Systems Inc                                               250 shares                                        8,531
     Wireless Data Solutions                                            1,000 shares                                          120
     World Wrestling Federation Class A                                   150 shares                                        2,400

PHELPS DODGE EMPLOYEE SAVINGS PLAN                      SUPPLEMENTAL INFORMATION
SCHEDULE OF ASSETS (HELD AT END OF YEAR)                              SCHEDULE I
DECEMBER 31, 2000
--------------------------------------------------------------------------------

                                                             DESCRIPTION OF INVESTMENT INCLUDING
                                                               MATURITY DATE, RATE OF INTEREST,
     IDENTITY OF ISSUE, BORROWER,                           COLLATERAL, PAR OR MATURITY VALUE, OR
       LESSOR OR SIMILAR PARTY                                        NUMBER OF SHARES               COST **        CURRENT VALUE
       -----------------------                                        ----------------               -------        -------------
     COMMON STOCKS: (CONTINUED)
     Worldcom Inc                                                       2,834 shares                                $      39,853
     Worldgate Communications Inc                                         130 shares                                          496
     Worldwide Web Ntwrx Corporation                                      300 shares                                           39
     Xerox Corporation                                                  2,175 shares                                       10,059
     Xilinx Inc                                                            25 shares                                        1,153
     Xo Communications Class A                                            100 shares                                        1,781
     Xybernaut Corporation                                                 25 shares                                           42
     Yahoo! Inc                                                           276 shares                                        8,297
     Zap.Com Corporation                                                    2 shares                                            1
     Zapata Corporation                                                   100 shares                                          156
     Zymetx Inc                                                           750 shares                                          984
                                                                                                                    -------------
          TOTAL COMMON STOCKS                                                                                           5,509,278

     REGISTERED INVESTMENT COMPANIES:
*    American Century Global  Gold Fund                                 9,765 shares                                       39,059
*    American Century Growth Fund                                         870 shares                                       20,889
*    American Century Small Cap Value Fund Investor                       184 shares                                        1,162
*    American Century Technology Fund                                  16,254 shares                                       54,289
*    American Century Ultra Fund                                           86 shares                                        2,772
     Amerindo Technology Fund Class D                                     273 shares                                        3,191
     Artisan International Fund                                           491 shares                                       10,763
     Baron Growth Fund                                                     80 shares                                        2,312
     Baron Iopportunity Fund                                              201 shares                                        1,220
     Berger New Generation Fund                                           259 shares                                        4,129
     Berger Small Cap Value Fund-Investor Shares                        1,091 shares                                       27,732
     Berkshire Focus Fund                                                  20 shares                                          657
     Berkshire Technology Fund                                            252 shares                                        2,025
     Dodge & Cox Balanced Fund                                             21 shares                                        1,307
     Dresdner RCM Biotechnology Fund Class N                            1,273 shares                                       46,323
     Dresdner RCM Global Health Care Fund Class N                         361 shares                                        8,873
     Dreyfus Premier Technology Growth Fund                               224 shares                                        8,592
     Fidelity Aggressive Growth Fund                                      111 shares                                        4,016
     Fidelity Capital & Income Fund                                     4,204 shares                                       32,496
     Fidelity Contrafund II                                               548 shares                                        6,299
     Fidelity Equity Income Fund                                       45,371 shares                                    2,424,152
     Fidelity Growth Co Fund                                               22 shares                                        1,600
     Fidelity Magellan Fund                                             1,475 shares                                      175,914
     Fidelity Magellan Fund                                            55,341 shares                                    6,602,168
     Fidelity OTC Portfolio                                               527 shares                                       21,652
     Fidelity Select Biotechnolgy                                          20 shares                                        1,740
     Fidelity Select Electronic  Select Electronics                       474 shares                                       27,413
     Fidelity Select Technology Select Technology                          26 shares                                        2,313
     Fidelity Select Utilities Growth                                     438 shares                                       22,236

PHELPS DODGE EMPLOYEE SAVINGS PLAN                      SUPPLEMENTAL INFORMATION
SCHEDULE OF ASSETS (HELD AT END OF YEAR)                              SCHEDULE I
DECEMBER 31, 2000
--------------------------------------------------------------------------------

                                                             DESCRIPTION OF INVESTMENT INCLUDING
                                                               MATURITY DATE, RATE OF INTEREST,
     IDENTITY OF ISSUE, BORROWER,                           COLLATERAL, PAR OR MATURITY VALUE, OR
       LESSOR OR SIMILAR PARTY                                        NUMBER OF SHARES               COST **        CURRENT VALUE
       -----------------------                                        ----------------               -------        -------------
     REGISTERED INVESTMENT COMPANIES: (CONTINUED)
     Firsthand Communications  Fund                                       547 shares                                 $      4,638
     Firsthand Technology Innovators Fund                               2,782 shares                                       64,340
     Firsthand Technology Leaders Fund                                    464 shares                                       15,702
     Firsthand Technology Value Fund                                      163 shares                                       12,130
     Fremont U.S. Micro Cap Fund                                          373 shares                                       10,035
     Gabelli Global Growth Fund                                           234 shares                                        4,768
     Gabelli Growth Fund                                                   79 shares                                        2,991
     Henlopen Fund                                                        285 shares                                        5,673
     Icon Healthcare Fund Class A                                         471 shares                                        5,849
     Internet Fund                                                        232 shares                                        5,595
     INVESCO Strat Energy Port                                            266 shares                                        5,547
     INVESCO Strat Health Science Fund                                    307 shares                                       18,232
     INVESCO Technology Fund                                              581 shares                                       34,722
     INVESCO Telecommunications Fund                                      694 shares                                       25,171
     Investec Internet.Com  Index Fund                                     58 shares                                          525
     Investec Wired Index                                                 419 shares                                        7,697
     IPS Millennium Fund Class A                                          796 shares                                       41,286
     Ishares Msci Japan Index Fund                                        790 shares                                        8,739
     Janus Balanced Fund                                                2,871 shares                                       60,990
     Janus Enterprise Fund                                                819 shares                                       43,637
     Janus Fund                                                           867 shares                                       28,874
     Janus Global Life Sciences Fund                                    1,118 shares                                       23,983
     Janus Global Technology Fund                                       4,224 shares                                       85,407
     Janus Growth & Income Fund                                           413 shares                                       14,598
     Janus Mercury Fund                                                 8,440 shares                                      250,421
     Janus Olympus Fund                                                 4,382 shares                                      180,332
     Janus Orion Fund                                                     160 shares                                        1,122
     Janus Special Situations Fund                                      3,139 shares                                       55,537
     Janus Strategic Value Fund                                         1,061 shares                                       11,163
     Janus Twenty Fund                                                  4,335 shares                                      237,531
     Janus Worldwide Fund                                                 816 shares                                       46,417
     Kaufmann Fund Inc                                                  1,448 shares                                        6,415
     Kopp Emerging Growth Fund Class A                                     68 shares                                        1,235
     MAS Small Capitalization  Growth Portfolio                            95 shares                                        3,544
     Millennium Growth & Income Fund                                      604 shares                                        7,263
     Munder Netnet Fund   Class A                                          64 shares                                        2,214
     Murphy New World Biotechnology Fund                                  106 shares                                          844
     Navellier Aggressive Micro Cap Portfolio                             113 shares                                        3,063
     Navellier Large Cap Growth Fund                                    1,736 shares                                       37,730
     Navellier Mid Cap Growth                                           5,725 shares                                      176,565
     Nevis Fund                                                           460 shares                                       12,211
     Nicholas II Fund                                                     211 shares                                        4,504
     Northern Technology Fund                                              94 shares                                        1,796
     Oakmark Select Fund                                                  149 shares                                        3,216

PHELPS DODGE EMPLOYEE SAVINGS PLAN                      SUPPLEMENTAL INFORMATION
SCHEDULE OF ASSETS (HELD AT END OF YEAR)                              SCHEDULE I
DECEMBER 31, 2000
--------------------------------------------------------------------------------

                                                             DESCRIPTION OF INVESTMENT INCLUDING
                                                               MATURITY DATE, RATE OF INTEREST,
     IDENTITY OF ISSUE, BORROWER,                           COLLATERAL, PAR OR MATURITY VALUE, OR
       LESSOR OR SIMILAR PARTY                                        NUMBER OF SHARES               COST **        CURRENT VALUE
       -----------------------                                        ----------------               -------        -------------
     REGISTERED INVESTMENT COMPANIES: (CONTINUED)
     Payden & Rygel European Agressive Growth Fund                        204 shares                                 $      3,069
     PBHG Large Cap 20 Fund                                               376 shares                                        9,482
     PBHG Large Cap Growth Fd                                              61 shares                                        1,788
     PBHG Select Equity Fund                                              533 shares                                       21,958
     PBHG Technology & Communications Fund                                642 shares                                       22,113
     Pin Oak Aggressive Stock Fund                                        156 shares                                        7,244
     Profunds Ultraotc Fund                                             1,124 shares                                       25,652
     Red Oak Technology Select Portfolio                                  640 shares                                       13,935
     Reynolds Blue Chip Growth                                             21 shares                                        1,010
     RS Emerging Growth Fund                                              689 shares                                       30,342
     RS Internet Age Fund                                                 853 shares                                        5,569
     Safeco Growth Opportunities Fund                                     966 shares                                       21,541
     Schwab 1000 Fund                                                      93 shares                                        3,433
     Schwab Market Track All Equity                                       161 shares                                        1,815
     Schwab Market Track Balanced                                         125 shares                                        1,833
     Schwab S&P 500                                                       236 shares                                        4,795
     Schwab Total Stock Market Inv                                      1,514 shares                                       31,032
     Schwab Value Advantage Money Fund                              1,043,380 shares                                    1,043,380
     Scudder Balanced Fund                                                495 shares                                        9,531
     Scudder Greater Europe Growth Fund                                   780 shares                                       24,216
     Scudder Health Care Fund                                             233 shares                                        5,430
     Spectra Fund                                                         658 shares                                        5,570
     SSgA Growth & Income Fund                                          1,170 shares                                       25,673
     Strong Advisor Mid Cap Growth Class Z                                 73 shares                                        1,483
     Strong American Utilities Fund                                       315 shares                                        5,508
     T Rowe Price Emerging Markets Stock Fund                             452 shares                                        5,167
     T Rowe Price Intl Discovery Fund                                     125 shares                                        3,178
     T Rowe Price Latin America Fund                                      905 shares                                        8,649
     T Rowe Price Mid Cap Growth Fund                                     939 shares                                       37,370
     T Rowe Price New Asia Fund                                           991 shares                                        6,841
     T Rowe Price Small Cap Value Fund                                    466 shares                                        8,913
     Third Avenue Value Fund                                               34 shares                                        1,232
     Turner Midcap Fund                                                   231 shares                                        7,079
     Tweedy Browne Global Value Fund                                      112 shares                                        2,240
     Value Line Asset Allocation Fund                                     344 shares                                        6,622
     Van Wagoner Technology Fund                                           44 shares                                        1,842
     Vanguard GNMA Fund                                                   850 shares                                        8,700
     Vanguard Gold & Precious Metals Fund                               6,870 shares                                       52,073
     Vanguard Short-Term Treasury Fund                                  1,133 shares                                       11,637
     Warburg Pincus Global Telecommunications Fund                        388 shares                                       16,363
     Warburg Pincus Japan Growth Fund                                     279 shares                                        1,944
     Warburg Pincus Japan Small Company Fund                              270 shares                                          601
     Weitz Value Portfolio                                                348 shares                                       12,270
     White Oak Growth Stock  Fund                                         122 shares                                        7,707

PHELPS DODGE EMPLOYEE SAVINGS PLAN                      SUPPLEMENTAL INFORMATION
SCHEDULE OF ASSETS (HELD AT END OF YEAR)                              SCHEDULE I
DECEMBER 31, 2000
--------------------------------------------------------------------------------

                                                             DESCRIPTION OF INVESTMENT INCLUDING
                                                               MATURITY DATE, RATE OF INTEREST,
     IDENTITY OF ISSUE, BORROWER,                           COLLATERAL, PAR OR MATURITY VALUE, OR
       LESSOR OR SIMILAR PARTY                                        NUMBER OF SHARES               COST **        CURRENT VALUE
       -----------------------                                        ----------------               -------        -------------
     REGISTERED INVESTMENT COMPANIES: (CONTINUED)
     AF Europacific Fund                                              480,600 shares                               $   15,057,851
*    J.P. Morgan Small Company Fund                                 1,180,220 shares                                   16,316,450
*    American Century Equity Growth Fund                            3,262,779 shares                                   71,051,433
*    American Century Income & Growth Fund                          1,822,742 shares                                   55,034,897
                                                                                                                   --------------
          TOTAL REGISTERED INVESTMENT COMPANIES                                                                       170,120,009

     EMPLOYER STOCK
     Phelps Dodge Corporation                                         892,561 shares                                   49,817,071
                                                                                                                   --------------
          TOTAL EMPLOYER STOCK                                                                                         49,817,071

     PARTICIPANT LOANS
     Loans To Various Participants                   8% - 12.5% maturing through 2015                                  19,142,223
                                                                                                                   --------------
          TOTAL PARTICIPANT LOANS                                                                                      19,142,223

     OTHER ASSETS:
     A M B Property Corporation REIT                                    1,000 shares                                       25,813
     First Industrial Realty Trust REIT                                 1,000 shares                                       34,000
     Nasdaq 100 Shares Unit Ser. 1                                        360 shares                                       21,015
     S P D R Trust Unit Sr 1 Expiring 1/22/2118                           200 shares                                       26,238
     Tokheim Corporation Ser C 06 Wt Warrants Exp 10/2                  5,300 shares                                        2,226
     Synthetic wrapper value                    Synthetic guaranteed investment contract                                  375,274
                                                                                                                   --------------
          TOTAL OTHER ASSETS                                                                                              484,566
                                                                                                                   --------------
          TOTAL ASSETS HELD FOR INVESTMENT                                                                         $  353,462,449

* This is a related party to the Plan's Recordkeeper, a party-in-interest for which a statutory exemption exists.
** All investments are participant directed, therefore disclosure of cost is not required.

                     See Report of Independent Accountants.

PHELPS DODGE EMPLOYEE SAVINGS PLAN                      SUPPLEMENTAL INFORMATION
SCHEDULE OF REPORTABLE TRANSACTIONS                                  SCHEDULE II
YEAR ENDED DECEMBER 31, 2000
-------------------------------------------------------------------------------

                                                                                                          Current
                                                                              Expenses                    value on
 Identity of            Description   Purchase      Selling       Lease     incurred with    Cost of     transaction
party involved            of asset      price        price        Rental     transaction      asset         date        Net gain
--------------            --------      -----        -----        ------     -----------      -----         ----        --------
Phelps Dodge Corporation   Stock     $25,308,621  $        --    $     --     $     --     $25,308,621   $25,308,621   $     --

Phelps Dodge Corporation   Stock                   15,978,775                                15,662,472    15,978,775    316,303

* Transactions or series of transactions in excess of 5 percent of the current value of the Plan assets as of December 31, 1999 as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.


                     See Report of Independent Accountants.